EXHIBIT (4l)


                  AMENDMENT TO 9.96% SENIOR SUBORDINATED

                        NOTES DUE FEBRUARY 1, 2010


     This shall constitute an amendment to the 9.96% Senior Subordinated Notes due February 1, 2010, by and between New York Life Insurance Company, or registered assigns, and Dixie Yarns, Inc. dated February 6, 1990, in the aggregate principal amount of $50,000,000 and the related Loan Agreement dated February 6, 1990, by and between the same parties, which is incorporated therein by reference (together the "NYL Notes"). All defined terms herein shall have the same meaning as in the NYL Notes unless a different meaning is clearly set forth herein.


     Whereas, Dixie Yarns, Inc. (the "Company"), whose name has been changed to The Dixie Group, Inc., and New York Life Insurance Company or registered assigns (the "holders") have agreed to certain amendments to the terms of the NYL Notes as set forth herein; and


     Whereas, the parties hereto desire to amend the NYL Notes to reflect the amendments agreed upon by them.


     Now, Therefore, for and in consideration of the mutual promises contained herein and other valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto, intending to be bound hereby, agree as follows:


     1. Section 9, paragraph (F) of the NYL Notes is hereby deleted in its entirety and the following is substituted therefor:

     (F) DIVIDENDS. The Company will not declare or pay, or set apart any funds for the payment of, any dividends (other than dividends paid or payable in capital stock of the Company) on any shares of capital stock of the Company, by reduction of the Company's capital surplus or otherwise, or make any other distribution in respect of any shares of capital stock of the Company ("Dividend Action"), if immediately after giving effect to such Dividend Action (i) the sum of the amounts declared and paid or payable as, or set apart for, dividends (other than dividends paid or payable in capital stock of the Company) on, or distribution (taken at cost to the Company or fair value at time of distribution, whichever is higher) in respect of, all shares of capital stock of the Company subsequent to December 31, 1997, would be in excess of $1,000,000 plus 50% of aggregate cumulative Consolidated net income as defined in the NYL Notes for all periods subsequent thereto, determined as of the first day of the fiscal quarter in which a Dividend Action is declared by the Board of Directors of the Company; or (ii) if the Company's Interest Coverage Ratio for the fiscal period consisting of the four fiscal quarters immediately preceding such Dividend Action is less than the ratio set forth below:



           Four Quarter Fiscal Period Ending In         Ratio

           Fiscal year 1998                           1.25 to 1
           Fiscal year 1999 and thereafter            1.50 to 1

     For the purpose of determining the Company's compliance with this obligation, Interest Coverage Ratio shall mean, with respect to the applicable period, the ratio of (i) Consolidated net income as defined in the NYL Notes plus, to the extent deducted in determining such Consolidated net income, interest expense of the Company and its subsidiaries for the applicable period and any provision for taxes for such period (whether paid or deferred), exclusive of any non-cash gains or losses associated with restructuring or consolidations and gains or non-cash losses from sales of assets other than inventory sold in the ordinary course of business, to
(ii) interest expense, of the Company and its subsidiaries, for the applicable period.


     2. Section 9, paragraph (G) of the NYL Notes is hereby deleted in its entirety and the following is substituted therefor:

         (G) MINIMUM NET WORTH. The Company will not permit its consolidated Net Worth, measured at the end of each fiscal quarter, (exclusive of any amount previously written down for the property, machinery and related assets of the Tarboro manufacturing facility located in Tarboro, North Carolina, adjusted for any subsequent gain or non-cash losses on the sale of such property) to be at any time less than $115,000,000 plus fifty percent (50%) of the aggregate cumulative Consolidated net income (excluding losses) as defined in the NYL Notes, for any fiscal quarter from and after the beginning of the 1998 fiscal year; provided however, that net losses for any quarter during a fiscal year may be offset to the extent of net income during another quarter in the same fiscal year, but net losses for any fiscal year shall not be offset against net income for any other fiscal year and shall not reduce the amount of the minimum net worth requirements at the beginning of such fiscal year.


     3. Section 9, paragraph (A) of the NYL Notes is hereby deleted in its entirety and the following is substituted therefor:

         (A) FUNDED INDEBTEDNESS OF THE COMPANY. The Company will not borrow or incur additional Funded Indebtedness if, immediately after giving effect thereto, the aggregate principal amount of Funded Indebtedness would exceed the percentage ratio set forth in the table below of the Capitalization of the Company; except that nothing in this paragraph (A) shall prohibit the renewal or refinancing of any Funded Indebtedness heretofore or hereafter incurred or assumed in compliance with this paragraph (A), provided such renewal or refinancing shall not result in an increase in the outstanding principal amount of such Funded Indebtedness.

                      Period                       Ratio

            Fiscal year 1998                       72.5%
            Fiscal year 1999                       70.0%
            Fiscal year 2000 and thereafter        67.5%



For the purpose of this paragraph only, Funded Indebtedness shall mean as of any date of determination the sum of all indebtedness, whether senior or subordinated indebtedness, (including the 7% Convertible Subordinated Debentures due 2012), which would in accordance with generally accepted accounting principles constitute long term or short term debt, any amount of off-balance sheet financing that is not shown on the balance sheet as debt,(including the 6.08% Trade Receivable-Backed Certificates, Series 1993-1), all reimbursement obligations under any letters of credit or acceptances (excluding letters of credit incurred in the ordinary course by another person other than with respect to Indebtedness of such person for money borrowed, including, without limitation, letters of credit issued for workers compensation and other insurance liabilities and trade letters of credit), all guarantees of obligations of another person, whether direct or indirect, contingent or otherwise, including but not limited to an obligation of such other person to purchase or otherwise acquire, or otherwise insure any creditor against loss in respect of, Indebtedness of any other person for borrowed money, and any amount representing mandatory dividend rights on capital stock or other equity of the Company. Capitalization shall mean as of any date of determination the sum of Funded Indebtedness plus Stockholders Equity (Net Worth) as reflected on the consolidated balance sheet of the Company plus an amount not to exceed $31,400,000 relating to the write-down of assets of T-C Threads, Inc. and its Subsidiaries.


     4. As consideration for the amendments herein provided for, the Company agrees to pay to the holders, to be divided ratably between them, an additional fee in the amount of $250,000.


     5. Notwithstanding the provisions of Section 9(B) and (D) of the NYL Notes, all wholly owned subsidiaries of the Company that have assets of $1,000,000 or more, except for Dixie Funding, Inc., shall guarantee the NYL Notes and shall be permitted to guarantee the Senior Indebtedness of the Company. All such guarantees of such Subsidiaries of the Company of the NYL Notes shall be subordinated to the obligations of the subsidiaries under the guarantee of the Senior Indebtedness in the same manner and to the same extent as the NYL Notes are subordinated to the Senior Indebtedness, and such subordination provisions shall be expressly set forth in any such guarantees of the NYL Notes.


     6. The Company shall provide calculations of and a certificate of compliance with the Dividends, Minimum Net Worth and Funded Indebtedness requirements set forth herein as soon as reasonably possible, and in any event within 60 days after the close of each of the first three fiscal quarters of the Company in each fiscal year and within 90 days after the close of each fiscal year of the Company.


     In all other respects except as specifically amended herein, the NYL Notes shall remain in effect as on the date hereof unchanged. This amendment has been approved in accordance with the provisions of Section 10 of NYL Notes and has been approved by 66-2/3% of the NYL Note holders as evidenced by their signatures hereto.



The Dixie Group, Inc., formerly
Dixie Yarns, Inc.

By:  Gary A. Harmon

Its:  Treasurer


New York Life Insurance                     New York Life Insurance
Company                                     and Annuity Corporation


                                            By:  New York Life Insurance
                                                 Company


By:  Steven M. Benevento                    By:  Steven M. Benevento


Its:  Investment Manager                    Its:  Investment Manager